Exhibit 99.4

SIGMA LITHIUM RESOURCES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN CANADIAN DOLLARS)

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Sigma Lithium Resources Corporation

Opinion

We have audited the consolidated financial statements of Sigma Lithium Resources Corporation (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2020 and December 31, 2019

•	the consolidated statements of comprehensive loss for the years then ended

•	the consolidated statement of changes in shareholders’ equity for the years then ended

•	the consolidated statement of cash flows for the year then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

2

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Daniel Gordon Ricica

Toronto, Canada

May 3, 2021

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Resources Corporation (the “Company”) are the responsibility of management and have been approved by the Board of Directors (“Board”).

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors at least for the year end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, in accordance with IFRS as issued by the IASB on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

“Calvyn Gardner”	“Guilherme Guimarães”
Chairman and Chief Executive Officer	Chief Financial Officer

Sigma Lithium Resources Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

December 31,	2020	2019
ASSETS

Current assets
Cash and cash equivalents (note 4)	$13,543,024	$103,640
Receivables and other assets (notes 5 and 13)	503,420	380,225
Total current assets	14,046,444	483,865
Non-current assets
Receivables and other assets (notes 5 and 13)	111,098	96,488
Exploration and evaluation assets (note 6)	18,354,148	19,388,092
Property and equipment (note 7)	686,308	958,753
Total assets	$33,197,998	$20,927,198

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,953,633	$2,966,609
Revolving credit facility (note 9)	2,683,880	396,195
Payroll and other taxes	267,666	308,980
Note payable (note 11)	1,941,349	1,387,684
Lease liability (notes 12 and 13)	9,082	9,963
Other liabilities (note 8)	72,127	302,151
Total current liabilities	6,927,737	5,371,582

Long-term liabilities
Deferred revenue (notes 3(o) and 10)	4,007,100	4,007,100
Note payable (note 11)	262,696	2,496,049
Lease liability (notes 12 and 13)	243,117	303,727
Provision	-	9, 465
Total liabilities	11,440,650	12,187,923

Shareholders’ equity
Share capital (note 14)	53,910,946	36,190,313
Contributed surplus	3,930,885	4,440,281
Accumulated other comprehensive loss	(2,858,091)	(213,118)
Accumulated deficit	(33,226,392)	(31,678,201)
Total shareholders’ equity	21,757,348	8,739,275
Total liabilities and shareholders’ equity	$33,197,998	$20,927,198

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Basis of presentation (note 2)

Related parties (notes 5, 9, 11, 12 and 13)

Subsequent Events (notes 11 and 23)

Approved on behalf of the Board:

(Signed) “Calvyn Gardner”	,	Director

(Signed) “Marcelo Paiva”	,	Director

Sigma Lithium Resources Corporation
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

Year ended December 31,	2020	2019
Operating expenses
General and administrative expenses (note 19)	$1,566,876	$3,907,847
Accretion and interest on notes payable (note 11)	266,308	373,841
Interest expense on credit revolver and accounts payable (note 9)	144,562	225,127
Fair value adjustment on restructuring of note payable (note 11)	(29,052)	-
Foreign exchange (gain) loss	(459,650)	500,627
Depreciation	59,147	67,525
Net loss for the period	(1,548,191)	(5,074,967)

Other comprehensive loss

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	(2,644,973)	(100,796)
Net loss and comprehensive loss for the period	$(4,193,164)	$(5,175,763)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share (note 15)	$(0.02)	$(0.07)
Weighted average number of common shares outstanding - basic and diluted	72,222,861	68,222,993

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Year ended December 31,	2020	2019
Operating activities
Net loss for the period	$(1,548,191)	$(5,074,967)
Adjustments for:
Depreciation	59,147	67,525
Stock-based compensation	344,971	258,280
Accretion and interest on notes payable (note 11)	266,308	373,841
Interest expense on revolving credit facility (note 9)	144,562	84,350
Interest expense on accounts payable	-	140,777
Shares issued for services (note 14)	-	57,600
Fair value adjustment on restructuring of notes payable (note 11)	(29,052)	-
Unrealized foreign exchange gain on notes payable (note 11)	(890, 992)	(612,661)
Foreign exchange loss on other assets and liabilities	234,681	-
Deferred revenue (notes 3 (o) and 10)	-	4,007,100
Provision	(9,465)	(561)
Changes in non-cash working capital items:
Receivables and other assets	(137,804)	(13,087)
Amounts payable and other liabilities	(811,619)	1,067,448
Other taxes	(41,314)	54,086
Net cash provided by (used in) operating activities	(2,418,768)	409,731

Investing activities
Additions to exploration and evaluation assets	(1,350,812)	(3,495,691)
Repayment of note payable (note 11)	(1,025,952)	(1,255,536)
Purchase of property and equipment	(1,848)	(141,947)
Net cash used in investing activities	(2,378,612)	(4,893,174)

Financing activities
Exercise of warrants	-	137,695
Lease payments (notes 12 and 13)	(35,231)	(71,847)
Revolving credit facility (note 9)	2,281,983	311,760
Issue of common shares (note 14)	16,396,234	-
Net cash provided by financing activities	18,642,986	377,608
Effect of exchange rate changes on cash held in foreign currency	(406,222)	48,683
Net increase / (decrease) in cash	13,439,384	(4,057,152)
Cash, beginning of period	103,640	4,160,792
Cash, end of period	$13,543,024	$103,640

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	common shares	capital	Surplus	loss	Deficit	Total
Balance, January 1, 2019	66,967,501	$32,232,166	$5,865,293	$(112,322)	$(26,603,234)	$11,381,903

Exercise of RSUs (note 20)	1,606,000	3,344,920	(3,344,920)	-	-	-
Exercise of warrants	275,390	555,627	(417,932)	-	-	137,695
Shares issued for services (note 14)	30,000	57,600	-	-	-	57,600
Stock-based compensation (notes 20 and 21)	-	-	2,241,723	-	-	2,241,723
Fair value adjustment on modification of
note payable (note 11)	-	-	96,117	-	-	96,117
Net loss for the period	-	-	-	-	(5,074,967)	(5,074,967)
Other comprehensive loss for the period	-	-	-	(100,796)	-	(100,796)
Balance, December 31, 2019	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275

Private placement (note 14)	8,285,200	17,813,180	-	-	-	17,813,180
Share issue costs (note 14)	-	(1,416,946)	-	-	-	(1,416,946)
Exercise of RSUs (note 20)	618,666	1,324,399	(1,324,399)	-	-	-
Stock-based compensation (notes 20 and 21)	-	-	815,003	-	-	815,003
Net loss for the year	-	-	-	-	(1,548,191)	(1,548,191)
Other comprehensive income for the period	-	-	-	(2,644,973)	-	(2,644,973)
Balance, December 31, 2020	77,782,757	$53,910,946	$3,930,885	$(2,858,091)	$(33,226,392)	$21,757,348

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

1.       Nature of operations

Sigma Lithium Resources Corporation (the “Company”) is a Canada based lithium exploration and development company incorporated under the Canada Business Corporations Act. Its shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol SGMA and on the American Stock Exchange Over-the-Counter QB under the symbol SGMLF. The head office of the Company is at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These consolidated financial statements are presented in Canadian dollars and include the Company’s wholly-owned subsidiary and one indirect wholly-owned subsidiary: Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. (“SMSA”). Sigma Holdings was incorporated for the purpose of developing SMSA’s lithium properties located in the State of Minas Gerais, Brazil.

SMSA holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the “Lithium Properties”).

2.       Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian Dollars except when otherwise indicated. They have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

As disclosed in note 14, the Company completed a non-brokered private placement in August 2020 with aggregate gross proceeds of $17.8 million. Additionally, as disclosed in note 23, the Company completed a non-brokered private placement in February 2021 with aggregate gross proceeds of $42 million.

Although the Company, subsequent to the February 2021 financing, has significant cash available, the Company has not yet made a decision to proceed with regards to the construction of the commercial production plant at the Lithium Properties (the “Production Plant”). When such decision is made by the Company, it will require additional debt financing for the remaining capital expenditures.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

3.	Significant accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the period ended December 31, 2020. The Board of Directors approved these consolidated financial statements on May 3, 2021.

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis.

(c)	Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, Sigma Holdings (which is 100% owned by the Company) and SMSA (which is 100% owned by Sigma Holdings).

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, has exposure to variable returns from an investee, and has the ability to use the power to affect the investor’s returns.

The results of subsidiaries acquired or disposed of during the years presented are included in the consolidated statements of comprehensive loss from the effective date of control and up to the effective date of disposal or loss of control, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)	Foreign currencies

The functional currency of the parent company is the Canadian dollar and the Brazilian Reais for SMSA. The Canadian dollar is the presentation currency of these consolidated financial statements.

Transactions in currencies other than the functional currency of an entity are recorded at exchange rates prevailing on the dates of the transactions. Exchange gains and losses arising on the translation of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of comprehensive loss. Non-monetary items that are measured at historical cost are translated using the exchange rates at the date of the transaction.

The results and financial position of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the date of that statement of financial position;
•	Income and expenses are translated at average exchange rates for the period; and
•	All resulting exchange differences are recognized in cumulative translation adjustment and other comprehensive income (loss).

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

(e)	Financial instruments

Recognition

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value, and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when the associated cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-offs occur when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments upon initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

•	Amortized cost;
•	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or
•	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed immediately in profit or loss.

The Company’s financial assets consists of cash and receivables, which are classified and subsequently measured at amortized cost. The Company’s financial liabilities consist of accounts payables, other liabilities, revolving credit facility and note payable, which are classified and subsequently measured at amortized cost using the effective interest method.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

e)	Financial instruments (continued)

Classification and Measurement (continued)

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

•	Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

(f)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts.

(g)	Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

The carrying value of the Company’s mineral interests is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incurring substantial additional expenditures on the project; or it being determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

(g)	Exploration and evaluation expenditures (continued)

Impairment is determined on an asset-by-asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the statement of comprehensive loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of loss and comprehensive loss.

(h)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Vehicle	20%	Straight line
Building	4%	Straight line
Fixtures	10%	Straight line
Machinery	10%	Straight line
Furniture	10%	Straight line
Pilot plant	10%	Straight line

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

An item of equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the statement of comprehensive loss.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

(h)	Equipment (continued)

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(i)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(j)	Share-based payment transactions

The fair value of share-based payments related to options is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Under the Company’s equity incentive plan (the “Equity Incentive Plan”), participants are granted stock options (“Options”) and/or restricted share units (“RSUs”), where each RSU represents the right to receive one common share upon expiration of any applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity settled share-based payment transactions are not remeasured once the grant date fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded (accelerated) amortization schedule, with a corresponding charge to contributed surplus. Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

(k)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is measured at the income tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

3.	Significant accounting policies (continued)

(k)	Income taxes (continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, a deferred tax asset is not recognized.

(l)	Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflect the time value of money are used to calculate the net present value. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

(m)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(n)	Leases and right-of-use assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

•     Leases of low value assets;

•     Leases with a duration of twelve months or less; and

•     Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use (“ROU”) asset and lease liability is recognized at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within Property, plant and equipment.

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(n)       Leases and right-of-use assets (continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

(o)       Deferred revenue

The Company entered into the binding heads of agreement with Mitsui & Co. Ltd. (“Mitsui”) for the pre-payment offtake of spodumene concentrate, as explained in note 10, pursuant to which the Company is to receive advanced consideration against the delivery of lithium spodumene concentrate production in reference to the Company’s Xuxa deposit (Phase 1). The Company recognized advanced consideration as deferred revenue and will recognize the amounts in revenue as it satisfies its performance obligation to deliver spodumene concentrate to the customer over the life of the contract.

(p)       Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgments and estimates:

Significant judgment and assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	Management’s assessment of going concern and uncertainties of the Company’s ability to raise additional capital and/or obtain financing to advance the project;
•	Management’s applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Reais, based on the facts and circumstances that existed during the period;

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

3.       Significant accounting policies (continued)

(p)       Significant accounting judgments and estimates (continued)

•	Management’s determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period;
•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss; and
•	Management’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The management’s assessment is that as at December 31, 2020 and December 31, 2019, there were no indicators of impairment in the carrying value of its long-lived assets.

4.       Cash and cash equivalent

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash being comprised by different currency as follows:

	December 31,2020		December 31, 2019
	Amount in	Equivalent	Amount in	Equivalent
Denominated Currencies	denominated	Amount	denominated	Amount
	currency	in Canadian$	currency	in Canadian$
Deposits in Brazilian Reais	16,811	$4,124	102,950	$33,181
Deposits in United States Dollars	10,613,332	13,529,876	48,809	57,621
Deposits in Canadian Dollars	9,024	9,024	12,838	12,838
Total cash and cash equivalent		$13,543,024		$103,640

5. Receivables and other assets

	December 31,	December 31,
	2020	2019
Prepaid land lease (note 13 (b))	$12,055	$20,122
Advance for environmental compensation	-	32,230
Prepaid expenses	175,840	74,791
Sales tax receivable	313,803	253,082
Other	1,722	-
Total Current	$503,420	$380,225
Total Non-current - Prepaid land lease (note 13 (b))	$111,098	$96,488
	$614,518	$476,713

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

6.       Exploration and evaluation assets

The Company is in the exploration and evaluation stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of explorations costs is set out below:
	December 31,	December 31,
	2020	2019
Opening balance	$19,388,092	$13,822,524
Personnel costs (a)	933,045	2,992,950
Geological services	292,701	718,332
Drilling	47,578	58,368
Environmental consulting (b)	321,710	201,061
Environmental compensation (c)	204,828	164,088
Development / Engineering services	3,501	2,172,640
Other	62,081	234,127
Cumulative translation adjustment (d)	(2,899,388)	(975,998)
Closing balance	$18,354,148	$19,388,092

(a) The personal costs include $470,032 related to RSUs during the year ended December 31, 2020 (year ended December 31, 2019 - $1,977,848).

(b) Environmental consulting relates to maintenance, monitoring and licensing services.

(c) Environmental compensations relate to conditioning factors required by environmental authorities.

(d) Cumulative translation adjustment is the result of the exchange loss arising on the translation of exploration and evaluation assets held at SMSA, whose functional currency is the Brazilian Real, as a result of the depreciation of the Brazilian Real relative to the Canadian dollar.

Sigma Lithium Resources Corporation
Notes to the Consolidated Financial Statements
Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise indicated)

7. Property and equipment
						Pilot	Right-of-use
Cost	Vehicle	Furniture	Building	Machinery	Fixtures	plant	Assets	Total
Balance, January 1st, 2019	$-	$59,329	$17,514	$140,146	$290,793	$168,117	$330,230	$1,006,129
Additions	7,735	-	-	11,469	-	122,743	119,028	260,975
Disposal	-	-	-	-	-	-	(76,605)	(76,605)
Cumulative translation
adjustment	-	(4,909)	(1,460)	(11,611)	(24,081)	(13,811)	(28,353)	(84,225)
Balance, December 31, 2019	7,735	54,420	16,054	140,004	266,712	277,049	344,300	1,106,274
Additions	-	1,848	-	-	-	-	20,585	22,433
Cumulative translation
adjustment	(1,847)	(14,845)	(3,834)	(33,438)	(61,956)	(61,670)	(71,719)	(249,309)
Balance, December 31, 2020	$5,888	$41,423	$12,220	$106,566	$204,756	$215,379	$293,166	$879,398

						Pilot	Right-of-use
Accumulated amortization	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total
Balance, January 1st, 2019	$-	$937	$7,901	$30,937	$6,410	$-	$-	$46,185
Depreciation	942	5,678	670	13,801	27,826	18,608	41,458	108,983
Cumulative translation
adjustment	-	(78)	(295)	(6,924)	(252)	(98)	-	(7,647)
Balance, December 31, 2019	942	6,537	8,276	37,814	33,984	18,510	41,458	147,521
Depreciation	1,248	4,389	518	10,669	21,510	20,814	17,135	76,283
Cumulative translation
adjustment	(326)	(1,986)	(2,027)	(10,067)	(10,204)	(6,104)	-	(30,714)
Balance, December 31, 2020	$1,864	$8,940	$6,767	$38,416	$45,290	$33,220	$58,593	$193,090

						Pilot	Right-of-use
Net book value	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total
Balance, December 31, 2019	$6,793	$47,883	$7,778	$102,190	$232,728	$258,539	$302,842	$958,753
Balance, December 31, 2020	$4,024	$32,483	$5,453	$68,150	$159,466	$182,159	$234,573	$686,308

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

8.       Other liabilities

The following table summarizes the Company’s other liabilities:

December 31,	2020	2019
Amounts payable to management	$72,127	$197,243
Other	-	104,908
Total other liabilities	$72,127	$302,151

9.       Revolving credit facility

On November 29, 2019, in order to fund its working capital, the Company requested A10 Group (a related party company) to provide a US$5,000,000 ($6,300,000) unsecured revolving credit facility (the “A10 Credit Facility”). The A10 Credit Facility bears interest at 11% per annum, calculated in US Dollars from the day funds are drawn. The A10 Credit Facility was subject to a commitment and disbursement fee of 0.65% and a due diligence fee of 0.65% of the committed amount, which were offset against any interest payable on funds drawn. This credit facility had a one-year term, which was to be the repayment date for all funds drawn. Each draw on the A10 Credit Facility was subject to A10 Group approval.

At the Company’s request, on November 27, 2020, the Company and A10 Group signed an amendment to the A10 Credit Facility agreement, extending its term by six months, without any penalties or additional charges.

During the year ended December 31, 2020, the Company drew US$1,685,700 ($2,281,983) (year ended December 31, 2019 - US$240,000 ($311,760)) under the A10 Credit Facility and the following balances were outstanding as at December 31, 2020 and 2019:

December 31,	2020	2019
Principal (a)	$2,454,882	$311,760
Accrued Interests and fees (b)	228,998	84,435
	$2,683,880	$396,195

(a) The amount in contractual currency was US$ 1,925,700 (December 31, 2019 - US$ 240,000)

(b) The amount in contractual currency was US$ 179,634 (December 31, 2019 – US$65,000)

10.       Deferred revenue

On March 26, 2019, the Company entered into a binding heads of agreement with Mitsui under which Mitsui will prepay the Company US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually (the “Mitsui Pre-Payment”) over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019, while the disbursements of the remaining tranches are subject to certain conditions, including the execution of related definitive offtake agreements with Mitsui and securing loan funding for the remaining amount of the capital expenditures for the construction of the Production Plant.

As part of the total Mitsui Pre-Payment amount, for the Company to meet its construction timetable, an amount of up to US$7,000,000 for the deposits required to purchase long lead items for construction of the commercial production plant or other preproduction critical activities, can be made available as per the Company’s request to Mitsui. Such payments are subject to Mitsui’s approval and will be credited towards the overall Mitsui Pre-Payment amount.

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

10.       Deferred revenue (continued)

Other than the initial tranche payment described above, the Company did not request or receive any funds in 2019 or in 2020.

11.       Note payable

In December 2017, Sigma Holdings acquired an 11% interest in SMSA that it did not previously own from Arqueana Empreendimentos e Participações S.A. (“Arqueana”), a related party (note 13), for R$20,200,000 ($7,650,245). The price of the acquisition is denominated in Brazilian Reais and subject to interest in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 11, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

In connection with this transaction, Sigma Holdings and SMSA entered into the following agreements:

•	The SMSA Stock Purchase Agreement: An agreement with Arqueana for stock purchase and sale, which gave rise to the note payable.

•      According to the agreement, if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis, any remaining installments will become due immediately. As disclosed below, the Company has paid the installments due in 2021, leaving open only 1 (one) installment of R$ 1,000,000 ($262,696) which is the long-term portion due on March 28, 2022 (see the payment schedule below).

•	The Amilcar de Melo Afgouni (‘Amilcar’) Royalty Agreement: This agreement provides the holder with a royalty of 1% of the gross revenues of SMSA from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation and commercialization of the products sold.

SMSA has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800.000. The holder (currently Amilcar) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if SMSA enters into commercial production and reaches the threshold of producing 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis.

•	The Royalty Agreement: This agreement provides to the holder with a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Project, less taxes, returns and sale commissions.

This purchase, originally to be paid in 6 (six) installments to Arqueana was renegotiated and postponed as follows:

a.	In March 2020, the Company requested Arqueana to postpone the due date, and associated penalties of the installment of R$ 3,000,000 originally due on March 15, 2020. As a result, on June 29, 2020 the installment of R$3,000,000 ($754,413) and R$453,575 ($114,061) in associated interest were paid. The penalty fee related to the postponement in the amount of R$300,000 ($70,613) plus R$47,221 ($11,115) in interest was further postponed, and then paid on October 1, 2020.

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

11.       Note payable (continued)

b.	On December 14, 2020, the Company paid R$300,000 ($75,750) towards the January 31, 2021 installment.

c.	The installment due on January 31, 2021 was renegotiated and paid in full in 3 further installments, as follows:

•	On January 20, February 26, and March 8, 2021, the Company paid, including interest, Arqueana R$53,030 ($12,624), R$110,598 ($25,320) and R$4,835,716 ($1,064,737), respectively.

d.	The installment of R$3,504,965 ($772,895) due on March 15, 2021, was renegotiated and settled in full on March 26, 2021 with Arqueana.

The outstanding balance of the note payable is herein presented at its carrying value of $2,204,045, including principal of $1,892,946 plus interest of $311,099 as at December 31, 2020, calculated as follows:

	2020	2019(1)
Opening balance as of January 1,	$3,883,733	$5,241,370
Accretion	167,477	141,005
Interest	98,831	232,836
Fair value adjustment	(29,052)	(96,117)
Unrealized foreign exchange gain	(890,992)	(379,825)
Repayment of interest	(125,176)	(85,443)
Repayment	(900,776)	(1,170,093)
Closing balance as of December 31,	$2,204,045	$3,883,733

(1) The Company has reclassified into note payable $434,187 which was previously disclosed in suppliers and other liabilities, as follows: $201,351 has been included in the opening balance as at January 1, 2019 and $232,836 has been included in interest.

		Canadian
		equivalent to	Carrying value
	Reais	Reais	December 31,
Due date	(undiscounted)	(undiscounted)	2020
January 31, 2021	3,859,309	$946,582	$1,101,470
March 15, 2021	3,000,000	735,817	839,879
March 28, 2022	1,000,000	245,272	262,696
			$2,204,045

December 31,
Carrying value	2020
Current	$1,941,349
Long-term	262,696
$2,204,045

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

11.       Note payable (continued)

		Canadian
		equivalent to	Carrying value
	Reais	Reais	December 31,
Due date	(undiscounted)	(undiscounted)	2019
March 15, 2020	3,000,000	$966,899	$1,108,571
January 31, 2021 (1)	4,159,309	1,340,545	1,400,991
March 15, 2021	3,000,000	966,900	1,041,475
March 28, 2022	1,000,000	322,300	332,696
Total			$3,883,733

December 31,
Carrying value	2019
Current	$1,387,684
Long-term	2,496,049
$3,883,733

(1) On March 29, 2019, the Company requested Arqueana to postpone and renegotiate the installment due on March 15, 2019 into two tranches, as a result:

i.	The first tranche of R$ 3,671,032 ($1,255,536) was paid in full; and
ii.	The second tranche of R$4,159,309 ($1,260,083) which had been postponed to September 15, 2019, was agreed by Arqueana to be further postponed to January 31, 2021 (note 11 (c) above).

12.       Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A. (“Miazga”), a related party (as disclosed in note 13), and Arqueana, a related party (note 13), and housing leases owned by third parties. The lease liability was measured at the present value of the lease payments. The lease payments were discounted using a weighted average interest rate of 11.33% (2019 – 11.33%), which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability at January 1, 2019	$330,230
Additions	118,068
Disposals	(78,911)
Interest expense	44,977
Lease payments	(71,847)
Cumulative translation adjustment	(28,827)
Lease liability at December 31, 2019	313,690
Additions	20,585
Interest expense	27,465
Lease payments	(35,231)
Cumulative translation adjustment	(74,310)
Lease liability at December 31, 2020	$252,199

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

12.       Lease liability (continued)

As at December 31, 2020
Lease obligations	$252,199
Less current portion	9,082
Non-current portion	$243,117
Maturity analysis – contractual undiscounted cash flows

As at December 31, 2020
Less than one year	$9,082
Year 2	37,194
Year 3	37,194
Year 4	37,194
More than 5 years	403,151
Total contractual undiscounted cash flows	$523,815

13.       Related party transactions

The company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços Especializados em Avaliação de Empresas Ltda. and A10 Investimentos Ltda., both companies are owned by two directors of the Company.
Miazga	Miazga Participações S.A (“Miazga”) is a land administration company indirectly controlled by two directors of the Company, one of which also controls part of A10 Group.
Arqueana	Arqueana Empreendimentos e Participações S.A. (“Arqueana”) is a land administration company in which two directors of the Company have an indirect economic interest.
Key management personnel	Includes the directors of the Company, executive management team and senior management at SMSA.

a)       Transactions with related parties

Cost sharing agreement (“CSA”): The Company entered in a CSA with A10 Group where A10 Group is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Revolving credit facility: The Company entered in a revolving credit facility agreement with A10 Group which allows the Company to raise short-term financing debt increasing its liquidity (note 9).

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

13.       Related party transactions (continued)

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana (note 12). Part of these leases get offset by the prepaid land lease (note 5).

Share purchase agreement (“SPA”): The Company owes a note payable related to the SPA with Arqueana (note11).

Commission fees: The Company entered into an agreement with A10 Group for acting as one of the Company’s financial advisors to locate equity investors in non-brokered private placements. The Company paid finders’ fee of up to 7% of the gross proceeds received from these investors (note 14).

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All of the related party transactions have been reviewed and approved by the independent directors of the Company.

b)       Outstanding balances and expenses with related parties

Year ended December 31,	2020			2019
		Accounts			Accounts
		Payable/	Expenses/		Payable/	Expenses/
	Prepayments	Debt	Payments	Prepayments	Debt	Payments
	$	$	$	$	$	$
A10 Group
CSA	-	-	126,189	-	-	92,808
Revolving credit facility (note 9)	-	2,683,880	228,997	-	396,195	84,435
Commission fees	-	-	948,573	-	-	-

Miazga
Lease agreements (note 12)	-	82,514	53,757	-	83,449	21,924
Prepaid land lease offset (note 5)	123,153	-	10,873	108,458		56,896

Arqueana
Lease agreements (note 12)	-	169,685	26,404	-	230,241	33,357
Prepaid land lease offset (note 5)	-	-	-	8,152	-	-
SPA (note 11)	-	2,204,045	653,736	-	3,883,733	102,101

Management and Directors
Travel expenses Reimbursement	-	72,127	-	-	76,710	76,710

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

13.       Related party transactions (continued)

c)       Key management personnel:

The compensation paid or payable to key management for employee services is shown below:

Year ended December 31,	2020	2019
	$	$
Stock-based compensation, included in general and administrative expenses	248,205	1,032,246
Salaries, benefits and director’s fees, included in general and administrative expenses	303,679	425,424
Salaries, benefits and stock-based compensation capitalized in exploration and evaluation assets	765,255	1,958,957
Total Compensation	1,317,139	3,416,627

14.       Share capital

a) Authorized share capital

The authorized share capital consisted of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued by the Company:

	Common
	shares (#)	Amount
Balance, January 1, 2019	66,967,501	$32,232,166
Exercise of RSUs (note 20)	1,606,000	3,344,920
Exercise of warrants (note 16)	275,390	555,627
Shares issued for services (1)	30,000	57,600
Balance, December 31, 2019	68,878,891	$36,190,313

(1) On July 8, 2019, the Company issued 30,000 common shares to Richardson GMP Limited as required by an introductory fee agreement dated November 2, 2017.

	Common
	shares (#)	Amount
Balance, December 31, 2019	68,878,891	$36,190,313
Private placement (1)	8,285,200	17,813,180
Cost of private placement	-	(1,416,946)
Exercise of RSUs (note 20)	618,666	1,324,399
Balance, December 31, 2020	77,782,757	$53,910,946

(1) On August 13, 2020, the Company completed a non-brokered private placement of 8,285,200 Common Shares at a price of $2.15 per share. The Company incurred costs related to the private placement varying from 5% to 7% of the amounts raised by each of the advisors.

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

15.       Net loss per common share

The calculation of basic and diluted loss per share for the year ended December 31, 2020 was based on the loss attributable to common shareholders of $1,548,191 (year ended December 31, 2019 - loss of $5,074,967) and the weighted average number of common shares outstanding of 72,222,861 (year ended December 31, 2019 of 68,222,993). Diluted loss per share for each of the periods presented did not include the effect of RSUs, stock options and warrants as they are anti-dilutive.

16. Warrants
	Number of	Grant date
	warrants	fair value
Balance, January 1, 2019	523,742	$635,861
Exercise of warrants	(275,390)	(417,932)
Balance, December 31, 2019	248,352	217,929
Expired	(248,352)	(217,929)
Balance, December 31, 2020	-	$-

17.       Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of the note payable is equal to $2,224,034 (carrying value - $2,204,045).

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to receivables.

Receivables consist of amounts due from management and related parties (see notes 5 and 13) and ITC tax credits. Receivables are in good standing as of December 31, 2020. Management believes that the credit risk with respect to these amounts receivable is minimal.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

17.       Financial risk management (continued)

(ii) Liquidity risk (continued)

The Company’s financial obligations consist of accounts payable, contractual lease payments, revolving credit facility and note payable. The maturity analysis of financial liabilities as at December 31, 2020 is as follows:

	Less than			More than
	one year	1-3 years	3-5 years	5 years	Total
Accounts payable	$1,953,633	$-	$-	$-	$1,953,633
Discounted lease payments	9,082	20,802	26,808	195,507	252,199
Revolving credit facility	2,683,880	-	-	-	2,683,880
Note payable	1,941,349	262,696	-	-	2,204,045

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company’s policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at December 31, 2020, the Company has $13,543,024 in the form of cash and cash equivalents.

The Company also had debt instruments, as disclosed in note 9. The debt instruments as at December 31, 2020 and December 31, 2019 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b) Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:
		December 31,	December 31,
	Currency	2020	2019
(SMSA’s financial statements denominated in Brazilian Reais)
Brazilian Reais
Current assets	Reais	1,169,783	695,855
Current liabilities	Reais	(3,589,600)	(4,428,719)

(Company’s financial statements denominated in US Dollars)
United States Dollar
Cash in banks	USD	10,613,332	48,809

•	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Reais and US dollars.

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

17.       Financial risk management (continued)

(iii) Market risk (continued)

(b) Foreign currency risk (continued)

•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s P&L (“Comprehensive Loss Statement”) by approximately $60,000 with all other variables held constant.
•	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect The Company’s P&L (“Comprehensive Loss Statement”) by approximately $1,352,000 with all other variables held constant.

18.       Capital management

The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives, including funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at December 31, 2020 totaled $17,546,878 (December 31, 2019 - $8,739,275). The Company’s capital management objectives, policies and processes remained unchanged during the year ended December 31, 2020.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to the Lithium Properties.

19.       General and administrative expenditures

Year ended December 31,	2020	2019
Stock-based compensation	$344,971	$258,280
Salaries and benefits	316,139	718,622
Legal Canada	64,039	474,268
Legal Brazil	16,245	211,986
Travel	49,416	717,414
A10 Group - CSA (note 13 (a))	126,189	92,808
Business development and investor relations	384,050	499,700
Accounting	76,230	116,642
Auditing	82,283	318,851
Insurance expenses	30,409	153,564
Financial expenses	21,417	37,375
Other general and administration	55,488	308,337
Total general and administrative expenditures	$1,566,876	$3,907,847

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

20.       Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan.

Number of RSUs
Balance, January 1, 2019	3,692,000
Forfeited	(1,008,000)
Granted	1,118,000
Cancelled	(50,000)
Exercised (1)	(1,606,000)
Balance, December 31, 2019	2,146,000

(3) On March 25, 2019, 364,000 common shares were issued and on May 1, 2019, 1,242,000 common shares were issued related to the exercise of RSUs.

Number of RSUs
Balance, January 1, 2020	2,146,000
Forfeited	(840,000)
Exercised	(618,666)
Balance, December 31, 2020	687,334

21.       Stock options

Movements in stock options are summarized below:

	Number of	Weighted average
	stock options	exercise price
Balance, January 1, 2019	524,000	$2.18
Forfeited	(100,000)	2.23
Cancelled	(174,000)	2.23
Expired	(50,000)	2.23
Balance, December 31, 2019	200,000	$2.10

	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2019	200,000	$2.10
Forfeited	(150,000)	2.05
Balance, December 31, 2020	50,000	$2.23

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

21.       Stock options (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2020:

		Weighted average	1	Number of
		remaining	Number of	options	Grant date
	Exercise	exercisable	options	vested	(exercisable)
Expiry date	price ($)	life (years)	outstanding	(exercisable)	fair value
August 28, 2028	2.23	7.66	50,000	20,000	$100,200

These options vest in 5 tranches, being 20% on each anniversary of the grant date.

22.       Income tax

A reconciliation between income tax expense and the product of accounting loss multiplied by the Company’s statutory tax rate is provided below:

Year ended December 31,	2020	2019
Loss before income Tax	$(1,548.191)	$(5,074,967)
Statutory tax rate	27.00%	27.00%

Expected income tax recovery based on statutory rate	(418,011)	(1,370,241)
Adjustment to expected income tax benefit:
Non-deductible expenses	(16,082)	128,776
Tax benefits not recognized	562,232	1,516,065
Impact of foreign income tax rate differential	(28,084)	(196,270)
Permanent and other differences	(100,053)	(78,330)
Total income tax expenses (recovery)	$-	$-

Deferred Tax Assets and Liabilities

(a) Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry forward or unused tax losses and unused tax financing costs to the extent that it is probable that taxable profits will be available against which the unused tax losses/financing costs can be utilized.

Gross deductible temporary differences have not been recognized in respect of the following items:

December 31,	2020	2019
Share issue costs and PP&E	$1,895,177	$1,199,985
Note payable and unrealized foreign exchange	-	226,378
Loss carryforward - Brazil	5,727,289	5,382,880
Loss carryforward - Canada	5,298,377	4,570,579
	$12,920,843	$11,379,822

Sigma Lithium Resources Corporation

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

22.       Income tax (continued)

(b) Non-capital losses

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Amount	Expiry date
Canada	$5,298,377	2037 and 2040
Brazil	5,727,289	indefinite

The tax loss carry forward in Brazil can be carried forward indefinitely, however only 30% of taxable income in one year can be applied against the loss carry-forward balance.

(c) Recognized deferred tax assets and liabilities.

The following table summarizes the type of recognized deferred tax assets and liabilities:

December 31,	2020	2019
Deferred tax assets
Loss carryforward - Canada	$184,622	$-
Deferred tax liabilities
Note payable and unrealized foreign exchange	(184,622)	-
	$-	$-

During the 2020 tax year a material unrealized foreign exchange gain resulted from the revaluation of the note payable which is denominated in Brazilian Reais. This unrealized foreign exchange gain created a deferred tax liability for which a corresponding deferred tax asset was recognized to offset the net deferred tax balance to nil.

23.       Events after the reporting period

a)	On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42 million. In connection with such offering, the Company paid aggregate placement agent fees of $2.5 million and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. In connection with this offering A10 Group, a related party (note 13), who was one of the Company’s financial advisors engaged in such non-brokered private placement, received $2,344,584 of such placement agent fees and 532,860 of such warrants.

b)	On March 4, 2021, the Board approved the grant of up to an aggregate of 1,381,333 RSUs to key employees, directors and designated service providers of the Company. None of such RSUs have yet been awarded.